UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-38768

MDJM LTD

Suite C-1505, Saidun Center,

Xikang Road, Heping District, Tianjin,

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into a Material Definitive Agreement

On August 4, 2021, MDJM LTD, a Cayman Islands company (the “Company”), through its wholly owned subsidiary, MD Local Global Limited, a company incorporated and registered in England and Wales (“MD UK”), entered into a Joint Venture Shareholders’ Agreement (the “Agreement”) with Ocean Tide Wealth Limited, a specialist mortgage broker and a company incorporated and registered in England and Wales (“Ocean Tide”), and Mingzhe Zhang (together with MD UK and Ocean Tide, the “Parties”). The Agreement specified the terms and conditions according to which the Parties will exercise their rights in relation to a newly-established joint venture company in England and Wales, Mansions Estate Agent Ltd (“Mansions Estate”), of which MD UK holds 51% of the equity interests. The business of Mansions Estate is residential property management and real estate agencies (the “Business”). Pursuant to the Agreement, MD UK will be responsible for the promotion of the Business in the People’s Republic of China and Mansions Estate’s cooperation with the landlords in relation to the Business; Ocean Tide will carry out operational procurement of and promotion of the Business in the United Kingdom (the “UK”) and the recruitment of Mansions Estate in the UK; and Mingzhe Zhang will be responsible for sourcing clients to Mansions Estate. MD UK agreed to (i) deposit £250,000 in cash to a certain escrow account (the “Escrow Account”) as soon as reasonably practical after signing the Agreement (the “First Tranche A Capital”) and (ii) pay another £250,000 to the Escrow Account or Mansions Estate’s bank account within four calendar months from the date on which the First Tranche A Capital is deposited to the Escrow Account.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibit 10.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: August 11, 2021	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Joint Venture Shareholders’ Agreement dated August 4, 2021 by and among MD UK, Ocean Tide, and Mingzhe Zhang